Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE-MONTHS ENDED SEPTEMBER 30, 2016

Monaco, October 24, 2016 – Costamare Inc. ("Costamare" or the "Company") (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine-months ended September 30, 2016.
•	Voyage revenues adjusted on a cash basis of $115.5 million and $353.2 million for the three and nine-months ended September 30, 2016, respectively.
•	Adjusted EBITDA of $80.8 million and $250.1 million for the three and nine-months ended September 30, 2016, respectively.
•	Adjusted Net income available to common stockholders of $28.1 million or $0.37 per share and $92.1 million or $1.21 per share for the three and nine-months ended September 30, 2016, respectively.
See "Financial Summary" and "Non-GAAP Measures" below for additional detail.

New Business Developments

A.	New charter agreements

•	The Company entered into the following charter arrangements:

o	Agreed to extend the charter of the 2010-built, 8,531 TEU containership Navarino with PIL for a period of 12 to 18 months starting from November 13, 2016, at a daily rate of $9,000.
o
Charterers declared their second round voyage option and extended the charter of the 1998-built, 3,842 TEU containership Itea for a period expiring at the charterer's option during the period from November 20, 2016 through November 25, 2016, at a daily rate of $6,250.

o
Agreed to extend the charter of the 1992-built, 3,351 TEU containership Marina with Evergreen for a period expiring at the charterer's option during the period from November 30, 2016 through February 28, 2017, at a daily rate of $5,500.

o	Agreed to extend the charter of the 2000-built, 2,474 TEU containership Areopolis with Evergreen for a period of 6 to 10 months starting from September 20, 2016, at a daily rate of $5,950.
o
Agreed to charter the 1998-built, 1,645 TEU containership Padma with Evergreen for a period of 30 to 90 days starting from August 29, 2016, at a daily rate of $6,500. Subsequently, agreed to charter the vessel with Evergreen for a further period of 6 to 9 months at a daily rate of $7,000, starting from November 22, 2016.

o	Agreed to charter the 1996-built, 1,504 TEU containership Prosper with Sea Consortium for a period of 3 to 6 months starting from August 16, 2016, at a daily rate of $6,900.
o	Agreed to extend the charter of the 1994-built, 1,162 TEU containership Petalidi with CMA CGM for a period of 8 to 12 months starting from October 3, 2016, at a daily rate of $6,950.
o	Agreed to charter the 2001-built, 1,078 TEU containership Stadt Luebeck with Sea Consortium for a period of 32 to 90 days starting from August 26, 2016, at a daily rate of $6,500.

B.	Newbuild vessel deliveries

•
On September 5, 2016, October 4, 2016 and October 24, 2016, respectively, we accepted delivery of the 14,424TEU containerships Talos, Taurus and Theseus, three containerships acquired pursuant to our joint venture with York. The vessels commenced their 10year time charters with Evergreen. Costamare holds a 40% interest in the entities that own each vessel. The deliveries mark the completion of this particular project.

•	On September 30, 2016, we accepted delivery of the 11,010 TEU containership Cape Akritas acquired pursuant to our joint venture with York.

C.	Newbuild vessel delivery deferrals

•
In September 2016, we reached an agreement with Hanjin Heavy Industries to defer the deliveries of the remaining four 11,010TEU containerships ordered pursuant to our joint venture with York. Delivery of the vessels is now scheduled for the first quarter 2017.

D.	Dividend announcements

•
On October 4, 2016, we declared a dividend for the third quarter ended September 30, 2016, of $0.10 per share on our common stock, payable on November 4, 2016, to stockholders of record on October 21, 2016.

•
On October 4, 2016, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock which were all paid on October 17, 2016 to holders of record on October 14, 2016.

E.	New dividend reinvestment plan

•
On July 6, 2016, we implemented a dividend reinvestment plan (the "plan"). The plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the plan is optional, and shareholders who decide not to participate in the plan will continue to receive cash dividends, as declared and paid in the usual manner.

The terms and conditions of the plan are set forth under the heading "Description of Plan" in the prospectus available as part of the registration statement filed by the Company with the Securities and Exchange Commission (the "SEC") on the SEC's website at http://www.sec.gov.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

"During the third quarter the Company delivered solid results.

On the chartering side, we continue to employ our vessels, having chartered in total eight ships opening during the last three months.

Regarding our new building program, we have now accepted delivery of all five 14,000 TEU vessels, which have commenced their 10-year charters. We have also accepted delivery of one 11,000 TEU vessel, bought together with our joint venture partners, and we have deferred the delivery of the remaining four vessels for the first quarter of 2017.

As mentioned in our latest press release of this month, our goal is to strengthen the Company and enhance long term shareholder value.

As committed shareholders, members of the founding family, currently controlling an interest of above 65% of the Company, have each reinvested in full their cash dividends since the inception of the Company's dividend reinvestment plan."

Financial Summary
	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2015	2016	2015	2016

Voyage revenue	$368,102	$358,055	$124,033	$118,256
Accrued charter revenue (1)	$2,029	$(4,894)	$643	$(2,827)
Voyage revenue adjusted on a cash basis (2)	$370,131	$353,161	$124,676	$115,429

Adjusted EBITDA (3)	$262,018	$250,064	$88,690	$80,841

Adjusted Net Income available to common stockholders (3)	$97,579	$92,081	$34,569	$28,122
Weighted Average number of shares	74,952,340	75,814,641	75,100,826	76,486,847
Adjusted Earnings per share (3)	$1.30	$1.21	$0.46	$0.37

EBITDA (3)	$250,669	$232,962	$82,454	$67,999
Net Income	$105,436	$92,710	$34,823	$20,672
Net Income available to common stockholders	$92,799	$76,913	$29,499	$15,348
Weighted Average number of shares	74,952,340	75,814,641	75,100,826	76,486,847
Earnings per share	$1.24	$1.01	$0.39	$0.20

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash "Accrued charter revenue" recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles ("GAAP"). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the "Fleet List" below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non- GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non- GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and nine-month periods ended September 30, 2016 and 2015. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2015	2016	2015	2016

Net Income	$105,436	$92,710	$34,823	$20,672
Earnings allocated to Preferred Stock	(12,637)	(15,797)	(5,324)	(5,324)
Net Income available to common stockholders	92,799	76,913	29,499	15,348
Accrued charter revenue	2,029	(4,894)	643	(2,827)
(Gain) / Loss on sale / disposal of vessels	-	4,440	-	4,440
Swaps breakage cost	-	9,404	-	9,404
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	585	-	145	-
General and administrative expenses – non-cash component	7,219	4,114	1,836	1,368
Non-recurring, non-cash write-off of loan deferred financing costs	-	586	-	586
Amortization of prepaid lease rentals	3,726	4,579	1,256	2,102
Realized Loss / (Gain) on Euro/USD forward contracts (1)	2,729	(898)	775	(220)
(Gain)/ Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	(11,508)	(2,163)	415	(2,079)
Adjusted Net income available to common stockholders	$97,579	$92,081	$34,569	$28,122
Adjusted Earnings per Share	$1.30	$1.21	$0.46	$0.37
Weighted average number of shares	74,952,340	75,814,641	75,100,826	76,486,847

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, realized loss / (gain) on Euro/USD forward contracts, (gain) / loss on sale / disposal of vessels, swaps breakage cost, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, Non-recurring, non-cash write-off of loan deferred financing costs, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars)	2015	2016	2015	2016

Net Income	$105,436	$92,710	$34,823	$20,672
Interest and finance costs	61,092	55,090	19,222	18,414
Interest income	(1,053)	(1,140)	(321)	(403)
Depreciation	76,034	75,786	25,623	25,217
Amortization of prepaid lease rentals	3,726	4,579	1,256	2,102
Amortization of dry-docking and special survey costs	5,434	5,937	1,851	1,997
EBITDA	250,669	232,962	82,454	67,999
Accrued charter revenue	2,029	(4,894)	643	(2,827)
(Gain) / Loss on sale / disposal of vessels	-	4,440	-	4,440
Swaps breakage cost	-	9,404	-	9,404
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	585	-	145	-
General and administrative expenses – non-cash component	7,219	4,114	1,836	1,368
Non-recurring, non-cash write-off of loan deferred financing costs	-	586	-	586
Realized Loss / (Gain) on Euro/USD forward contracts (1)	2,729	(898)	775	(220)
(Gain) / Loss on derivative instruments, including interest accrued and realized on non-hedging derivative instruments (1)	(1,213)	4,350	2,837	91
Adjusted EBITDA	$262,018	$250,064	$88,690	$80,841

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash "Accrued charter revenue" recorded under charters with escalating charter rates, (gain) / loss on sale / disposal of vessels, swaps breakage cost, realized loss / (gain) on Euro/USD forward contracts, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, Non-recurring, non-cash write-off of loan deferred financing costs and non-cash changes in fair value of derivatives. "Accrued charter revenue" is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.